RMS

18005936

SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verit Advisors Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 W. Madison St, Suite 3800
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pat Eichten 414-213-6105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr (Address) Sugar Land (City) TX (State) 77498 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Mary S. Josephs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verit Advisors Capital Markets, LLC, as of December 31, 2017, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Mary S. Josephs
Signature

CEO & CCO
Title

OFFICIAL SEAL
PETER LACOCO
Notary Public - State of Illinois
My Commission Expires Jul 2, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Verit Advisors Capital Markets LLC
Financial Reports
December 31, 2017

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Verit Advisor Capital Markets LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Verit Advisor Capital Markets LLC as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Verit Advisor Capital Markets LLC. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Verit Advisor Capital Markets LLC.'s management. My responsibility is to express an opinion on Verit Advisor Capital Markets LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Verit Advisor Capital Markets LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Verit Advisor Capital Markets LLC.'s financial statements. The supplemental information is the responsibility of Verit Advisor Capital Markets LLC.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as **Verit Advisor Capital Markets LLC.**.'s auditor since 2018

Sugar Land, TX

February 26, 2018

Assets

Cash and cash equivalents	$ 11,651
Prepaid expenses	1,627
Total Assets	**$ 13,278**

Liabilities & Member's Equity

Accrued expenses	$ 2,000
Member's equity	11,278
Total Liabilities & Member's Equity	**$ 13,278**

See Notes to Financial Statements

Revenue	$ -
Expenses	
Business Licenses and Permits	$ 1,260
Compliance	23,193
FinOP	12,800
FINRA Annual Assessment	3,195
Management Fee	9,625
Professional Fees	14,000
Training	656
Travel	614
Total Expenses	$ 65,343
Net Loss	$ (65,343)

See Notes to Financial Statements

Balance, January 1, 2017	$ 76,621
Net loss	$ (65,343)
Balance, December 31, 2017	$ 11,278

See Notes to Financial Statements

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (65,343)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in assets and liabilities:	
Increase in prepaid expenses	(1,250)
Increase in accrued expenses	2,000
Net cash used for operating activities	(64,593)
Cash flows from financing activities:	
Member's Equity	54,420
Net cash provided by financing activities	54,420
Net decrease in cash & cash equivalents	(10,173)
Cash & cash equivalents, beginning of year	21,824
Cash & cash equivalents, end of year	$ 11,651

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Verit Advisors Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Verit Advisors, LLC (the "Member"). The Company was formed in 2013 as a limited liability company in accordance with the laws of the state of Illinois. The first capital contribution was made in July 2015, from the Member. The firm was approved as a member of FINRA on February 8, 2016. The primary business of the Company is to provide services in the areas of mergers and acquisitions and offer private placements. The Company serves privately held middle market companies located in the United States of America.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k) (2) (i) of SEC Rule 15c3-3.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and

management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2017, cash and cash equivalents were held in an interest bearing account at JPMorgan Chase Bank totaling $11,651.

Revenue Recognition - Service fee revenues are recorded in the period services are provided. Placement agent fees are recorded on a trade-date basis as transactions occur.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. As of December 31, 2017, the company has no significant uncertain tax positions.

Subsequent Events - The subsequent events for the Company have been evaluated by management through February 24, 2018, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Recent Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 606)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2017. The effect of adopting this update is not expected to be material to the Company's financial statements.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2017, the Company had net capital of $9,651 which was $4,651 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .2072 to 1.

Note 3 – Commitment and Related Party Transactions

The Company and the Member have entered into an agreement whereby they share office space and office services. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. The amount of expenses allocated to the Company during 2017 was $9,625.

Note 4 – Commitment and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2017, and through the date of this report, there were no such claims.

Supplemental Information

VERIT ADVISORS CAPITAL MARKETS, LLC

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Schedule I

NET CAPITAL		
Total member's capital from statement of financial condition	$	11,278
11,		
Deductions		
Non-allowable assets:		
Prepaid expenses		1,627
Net Capital	$	9,651
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required -		
Higher of 12.5% times aggregate indebtedness or $5,000	$	5,000
Excess Net Capital	$	4,651
Excess Net Capital (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required)	$	3,651
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	2,000
Ratio of aggregate indebtedness to net capital		.2072 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5 as originally filed	$	9,651
Adjustments		0
	$	9,651
Total aggregate indebtedness per Part II of Form X-17A-5 as originally filed	$	2,000
Adjustments		0
	$	2,000

VERIT ADVISORS CAPITAL MARKETS, LLC

Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements under Rule 15c3-3 (Exemption) of the Securities and Exchanges Commission
December 31, 2017

Schedule II

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Jennifer Wray CPA PLLC

PCAOB Registered # 6328

16418 Beewood Glen Dr Sugar Land, TX 77498

Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Verit Advisors Capital Markets LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verit Advisors Capital Markets LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Verit Advisors Capital Markets LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) Verit Advisors Capital Markets LLC stated that Verit Advisors Capital Markets LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Verit Advisors Capital Markets LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Verit Advisors Capital Markets LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 26, 2018

Verit Advisors | CAPITAL MARKETS

EXEMPTION REPORT

Verit Advisors Capital Markets, LLC

We confirm, to the best of our knowledge and belief, that:

1.Verit Advisors Capital Markets, LLC claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2017 to December 31, 2017.

2.Verit Advisors Capital Markets, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2017 to December 31, 2017 without exception.

Sign: [signature] Date: 2/26/2018

Mary Josephs
CEO/CCO
Verit Advisors Capital Markets, LLC
181 W. Madison Street, SUITE 4200
Chicago, IL 60602
SEC filing # 8-69433
Firm ID # 170833